UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of February 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

HARMONY INCREASES CASH OPERATING PROFITS BY 23% TO R163 MILLION

Johannesburg, Thursday 3 February 2005 - Harmony Gold Mining Company Limited (NYSE: HMY JSE: HAR) today announced that its restructuring programme was delivering solid results. Cash operating profit improved by 23%, from R133 million in the September 2004 quarter to R163 million. In line with its restructuring plan, production decreased by 5% to 24 604 kg (Sept 2004 – 25 822 kg). The company’s focus on mining according to optimum cut-offs continued to deliver the anticipated returns, with the average grade of the South African underground operations increasing by 4% to 5,74 g/t.

Quarter on quarter, working costs decreased by R106,3 million or 5%. In R/kg terms, costs decreased by 1% to R77 415/kg.

“For the financial year ending June 2004, Harmony reported costs of R79 599/kg. Even after the inclusion of the 7% annual wage increases, and industry costs pressures, we have managed to decrease costs by 3% over the past six months, an excellent cost performance.” commented Chief Executive Bernard Swanepoel

Although the company reported cash earnings of 47 cents per share, extraordinary expenses for mainly retrenchment and restructuring charges, resulted in a loss of 80 cents per share.

The company’s balance sheet remains strong, with the inclusion of its 11,5% shareholding in Gold Fields, which is valued at approximately R3,8 bn.

“This allows us to continue investing in our range of growth projects in South Africa and Australasia. These projects will deliver real production growth to the company in the near future, Elandsrand’s progress being a good example of the future quality of our asset profile,” continued Bernard.

Commenting on the progress of Harmony’s bid for Gold Fields, Bernard said: “Harmony today consists of a combination of assets, a grouping consisting of operating mines which, in terms of its low cash cost profile compares with the best in the South African Industry and some ore bodies which continue to offer optionality and leverage to a higher R/kg gold price scenario. The same applies to Gold Fields if the shafts are evaluated on a stand alone profitability basis. This supports our compelling logic for the merging of the two companies to create the world’s largest gold producer with a low cash cost profile, but with significant optionality that comes with its South African exposure. A true value proposition to all stakeholders, i.e. shareholders, employees and communities.”

Both Harmony, on 5 November 2004, and Gold Fields, on 15 December 2004, filed their notifications on the proposed merger to the Competition Authorities. In terms of the process, the Competition Commission is to submit its written recommendation to the Competition Tribunal by 11 February 2005. ENDS

Issued by Harmony Gold

Mining Company Limited

3 February 2005

For more details contact:

Bernard Swanepoel

Chief Executive

on +27(0)83 303 9922

or

Ferdi Dippenaar

Marketing Director

on +27(0)82 807 3684

Investor Relations Officer

Corné Bobbert

Office: +27 11 684 0146

Mobile: +27(0)83 380 6614

cbobbert@harmony.co.za

For the comprehensive set

of results please visit

www.harmony.co.za

JSE:         HAR

NYSE:     HMY

ISIN No.: ZAE000015228

Corporate Office: Suite No.1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188

www.harmony.co.za                         NYSE : HMY        JSE : HAR

ADDITIONAL INFORMATION

		December 2004	September 2004	% Variance
Production	- kg	24 604	25 822	(5)
Production	- oz	791 033	830 192	(5)
Revenue	- R/kg	84 031	83 023	1
Revenue	- US$/oz	434	405	7
Cash cost	- R/kg	77 415	77 881	1
Cash cost	- US$/oz	400	380	(5)
Exchange rate		6,03	6,38	(5)

	Dec 2004	Sept 2004	% Variance
Cash operating profit (R’m)	163	133	23
Cash operating profit margin	8%	6%	33
Cash earnings per share	47	41	15
EPS (cents)	(80)	(106)	25

In connection with the proposed merger, Harmony has filed with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depository Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by holders located in the United States of America (“United States” or “US”) and for Gold Fields ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony filed with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2005

Harmony Gold Mining Company Limited

By:	/s/ NOMFUNDO QANGULE
Name:	Nomfundo Qangule
Title:	Chief Financial Officer